Filed Pursuant to Rule 433
Registration No. 333-253385
July 7, 2021
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Stock-Linked Underlying Supplement dated February 23, 2021)

HSBC USA Inc.
Dual Directional Barrier Notes

▸ Dual Directional Barrier Notes linked to the least performing of the Common Stock of ServiceNow, Inc., the Common Stock of Illumina, Inc., the Common Stock of NVIDIA Corporation and the Common Stock of Intuitive Surgical, Inc.
▸ Maturity of approximately 3 years
▸ 3x uncapped exposure to any positive Reference Return of the Least Performing Underlying
▸ 1x positive exposure to the Absolute Reference Return of the Least Performing Underlying if its Reference Return is negative but not less than -38%
▸ 1x exposure to any negative Reference Return of the Least Performing Underlying if its Reference Return is less than -38%
▸ Any payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Dual Directional Barrier Notes (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

Investment in the Securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $850 and $950 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximately 3 years
Reference Asset	The common stock of ServiceNow, Inc. (Ticker: "NOW"), the common stock of Illumina, Inc. (Ticker: "ILMN"), the common stock of NVIDIA Corporation (Ticker: "NVDA") and the common stock of Intuitive Surgical, Inc. (Ticker: "ISRG") (each, an "Underlying" and together the "Underlyings")
Maximum Cap	None
Upside Participation Rate	300%
Absolute Return Participation Rate	100%
Trigger Event:	A Trigger Event occurs if the Final Level of any Underlying is less than its Trigger Level.
Trigger Level	With respect to each Underlying, 62% of its Initial Level.
Reference Return	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Absolute Reference Return:	With respect to each Underlying, the absolute value of its Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Payment at Maturity per Note	***If the Final Level of each Underlying is greater than its Initial Level,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: $1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate) ***If the Final Level of any Underlying is less than or equal to its Initial Level but a Trigger Event has not occurred,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: $1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate). ***If a Trigger Event has occurred,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Level of the Least Performing Underlying has decreased from its Initial Level. For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount. **If a Trigger Event has occurred, you may lose up to 100% of your investment.**
Initial Price	The official Closing Price of the Reference Asset on the Pricing Date
Final Price	The official Closing Price of the Reference Asset on the Final Valuation Date
Pricing Date	July 14, 2021
Trade Date	July 14, 2021
Original Issue Date	July 19, 2021
Final Valuation Date[2]	July 16, 2024
Maturity Date[2]	July 19, 2024
CUSIP/ISIN	40439JFW0 / US40439JFW09

[1] As more fully described beginning on page FWP-5.

[2] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement.

The Securities

These Dual Directional Barrier Notes may be suitable for investors who believe that the Reference Asset will increase or decrease moderately over the term of the Notes. So long as the Trigger Event does not occur and the Reference Return of the Least Performing Underlying is less than its Initial Level, the securities will outperform the Reference Return of Reference Asset.

If the Final Level of each Underlying is greater than its Initial Level, you will realize a return equal to 300% of the Reference Asset appreciation (subject to the credit risk of HSBC). If the Final Level of any Underlying is less than or equal to its Initial Level but a Trigger Event has not occurred, you will receive a positive return equal to the Absolute Reference Return. If a Trigger Event has occurred, you will lose 1% of your investment for every 1% decline in the Reference Asset from its Initial Price.



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Securities reflecting the Upside Participation Rate of 300% (3x) and the Trigger Level of -38%.

Reference Return of Least Performing Underlying	Participation in Reference Return	Securities Return
50.00% 10.00%	3 Uncapped Upside Exposure	150% 30%
-10.00% -20.00%	Trigger Level of -38%	10.00% 20.00%
-60.00% -80.00%	1x Loss from Initial Level if Trigger Event has occurred	-60.00% -80.00%

Information About the Underlyings

ServiceNow, Inc.

ServiceNow, Inc. provides enterprise information technology (IT) management software. The Company designs, develops, and produces prepackaged computer software, cloud services, and IT service management platform. ServiceNow, Inc. serves customers throughout the United States. The shares of common stock of ServiceNow, Inc. trade and are listed on the New York Stock Exchange under the symbol "NOW."



Illumina, Inc.

Illumina, Inc. provides sequencing and array-based solutions for genetic analysis and genomic analysis. Information filed by Illumina, Inc. with the SEC can be located by reference to its SEC file number: 001-35406, or its CIK Code: 0001110803. Illumina, Inc.'s common stock is listed on the Nasdaq Global Select Market under the ticker symbol "ILMN."



NVIDIA Corporation

NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The Company offers products that provides interactive 3D graphics to the mainstream personal computer market. The shares of common stock of NVIDIA Corporation trade and are listed on the NASDAQ under the symbol "NVDA."



Intuitive Surgical, Inc.

Intuitive Surgical, Inc. designs, manufactures and markets surgical systems. The company offers endoscopes, endoscopic retractors and dissectors, scissors, scalpels, forceps, needle holders, electrocautery, ultrasonic cutters and accessories during surgical procedures. Its common stock trades on the NASDAQ under the symbol "ISRG." The company's CIK number is 1035267.



The graphs above illustrate the daily performance of each Underlying from July 2, 2011 through July 2, 2021. Past performance is not necessarily an indication of future results. For further information on the Underlyings, please see "Description of the Reference Asset" on page FWP-15. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
Dual Directional Barrier Notes



Linked to the Least Performing of the Common Stock of ServiceNow, Inc., the Common Stock of Illumina, Inc., the Common Stock of NVIDIA Corporation and the Common Stock of Intuitive Surgical, Inc.

This free writing prospectus relates to a single offering of Dual Directional Barrier Notes. The securities will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, and Stock-Linked Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return of the Least Performing Underlying (each as defined below) is less than -38%, lose up to 100% of your principal.**

The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Underlyings as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The common stock of ServiceNow, Inc. (Ticker: "NOW"), the common stock of Illumina, Inc. (Ticker: "ILMN"), the common stock of NVIDIA Corporation (Ticker: "NVDA") and the common stock of Intuitive Surgical, Inc. (Ticker: "ISRG") (each, an "Underlying" and together the "Underlyings")
Trade Date:	July 14, 2021
Pricing Date:	July 14, 2021
Original Issue Date:	July 19, 2021
Final Valuation Date:	July 16, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be July 19, 2024. The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Final Level of each Underlying is greater than its Initial Level,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:
	$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)
	If the Final Level of any Underlying is less than or equal to its Initial Level but a Trigger Event has not occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:
	$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate).
	If a Trigger Event has occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:
	$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).
	Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Level of the Least Performing Underlying has decreased from its Initial Level. For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount. **If a Trigger Event has occurred, you may lose up to 100% of your investment.**
Maximum Cap:	None
Upside Participation Rate:	300%
Absolute Return Participation Rate:	100%
Absolute Reference Return:	With respect to each Underlying, the absolute value of its Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Trigger Event:	A Trigger Event occurs if the Final Level of any Underlying is less than its Trigger Level.
Trigger Level:	With respect to each Underlying, 62% of its Initial Level.

Initial Level:	With respect to each Underlying, its Official Closing Price on the Pricing Date.
Final Level:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
CUSIP/ISIN:	40439JFW0 / US40439JFW09
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the securities is expected to be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to an offering of securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Stock-Linked Underlying Supplement dated February 23, 2021. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026622/tm217170d1_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Final Level of each Underlying is greater than its Initial Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)

If the Final Level of any Underlying is less than or equal to its Initial Level but a Trigger Event has not occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate).

If a Trigger Event has occurred, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

Under these circumstances, if a Trigger Event has occurred, you will lose 1% of the Principal Amount for each percentage point that the Final Level of the Least Performing Underlying has decreased from its Initial Level. For example, if a Trigger Event has occurred and the Reference Return of the Least Performing Underlying is -50%, you will incur a 50% loss and receive 50% of the Principal Amount. **If a Trigger Event has occurred, you may lose up to 100% of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the least performing of the Underlyings and you believe the Reference Return of the Least Performing Underlying will be positive or will be moderately negative without a Trigger Event occurring.

▶ You are willing to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if a Trigger Event occurs.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the Underlyings.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe that the Final Level of at least one Underlying will be less than its Trigger Level or that the Reference Return or Absolute Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if a Trigger Event occurs.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid to holders of the Underlyings.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks included in any Underlying. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Securities

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Least Performing Underlying from the Pricing Date to the Final Valuation Date on a 1:1 basis if a Trigger Event occurs. Accordingly, if a Trigger Event has occurred, your Payment at Maturity will be less than the Principal Amount of your securities. **If a Trigger Event has occurred, you may lose up to 100% of your investment at maturity.**

The return on the securities will be limited by the Trigger Level and the Absolute Return Participation Rate if the Reference Return of the Least Performing Underlying is negative.

If the Reference Return of the Least Performing Underlying is negative but a Trigger Event has not occurred, your return on the securities will equal the Absolute Reference Return of the Least Performing Underlying multiplied by the Absolute Return Participation Rate. However, because a Trigger Event will occur if the Final Level of the Least Performing Underlying is less than its Trigger Level, your return on the securities, if the Reference Return of the Least Performing Underlying is negative and a Trigger Event does not occur, will never be greater than 38%.

Since the securities are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the Level of each Underlying.

Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any of the Underlyings would not be mitigated by the appreciation of any other Underlying. Instead, your return would depend on the Least Performing Underlying.

The amount payable on the securities is not linked to the levels of the Underlyings at any time other than on the Final Valuation Date.

The Final Levels of the Underlyings will be based on the Official Closing Levels of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Least Performing Underlying appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the securities may be higher than their respective Final Levels, the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the Final Valuation Date.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that the Reference Return of one of the Underlyings will be below the Barrier Percentage on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will suffer a significant loss on your investment.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

General Risk Factors

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the

securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Least Performing Underlying relative to its Initial Level. We cannot predict the Final Level of any Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level of the Least Performing Underlying used in the examples below is not expected to be its actual Initial Level. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or the return on your securities**.** The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Level for each Underlying: 1,000

▶ Trigger Level of the Least Performing Underlying: 62% of its Initial Level

▶ Upside Participation Rate: 300%

▶ Absolute Return Participation Rate: 100%

The hypothetical Initial Level of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Level of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date.

Hypothetical Final Level of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
2,000.00	100.00%	$4,000.00	300.00%
1,900.00	90.00%	$3,700.00	270.00%
1,800.00	80.00%	$3,400.00	240.00%
1,700.00	70.00%	$3,100.00	210.00%
1,600.00	60.00%	$2,800.00	180.00%
1,500.00	50.00%	$2,500.00	150.00%
1,400.00	40.00%	$2,200.00	120.00%
1,300.00	30.00%	$1,900.00	90.00%
1,200.00	20.00%	$1,600.00	60.00%
1,100.00	10.00%	$1,300.00	30.00%
1,000.00	**0.00%**	**$1,000.00**	**0.00%**
950.00	-5.00%	$1,050.00	5.00%
900.00	-10.00%	$1,100.00	10.00%
800.00	-20.00%	$1,200.00	20.00%
620.00	**-38.00%**	**$1,380.00**	**38.00%**
600.00	-40.00%	$600.00	-40.00%
500.00	-50.00%	$500.00	-50.00%
400.00	-60.00%	$400.00	-60.00%
300.00	-70.00%	$300.00	-70.00%
200.00	-80.00%	$200.00	-80.00%
100.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Final Level of the Least Performing Underlying is greater than its Initial Level.

Underlying	Initial Level	Final Level
NOW	1,000.00	1,500.00 (150% of its Initial Level)
ILMN	1,000.00	1,100.00 (110% of its Initial Level)
NVDA	1,000.00	1,200.00 (120% of its Initial Level)
ISRG	1,000.00	1,300.00 (130% of its Initial Level)

ILMN is the Least Performing Underlying. Because the Initial Level of ILMN is 1,000.00 and the Final Level of ILMN is 1,100.00, the Reference Return of the Least Performing Underlying is 10%, calculated as follows:

(1,100.00 - 1,000.00) / 1,000.00 = 10%

Because the Reference Return of the Least Performing Underlying is positive, the Final Settlement Value would be $1,300.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 300.00%)

= $1,300.00

Example 2: The Final Level of the Least Performing Underlying is less than its Initial Level but a Trigger Event does not occur.

Underlying	Initial Level	Final Level
NOW	1,000.00	1,000.00 (100% of its Initial Level)
ILMN	1,000.00	800.00 (80% of its Initial Level)
NVDA	1,000.00	950.00 (95% of its Initial Level)
ISRG	1,000.00	900.00 (90% of its Initial Level)

ILMN is the Least Performing Underlying. Since the Final Level of ILMN is not below its Trigger Level, a Trigger Event does not occur. Because the Initial Level of the ILMN is 1,000.00 and the Final Level of ILMN is 800.00, the Reference Return of the Least Performing Underlying is -20.00%, calculated as follows:

(800.00 - 1,000.00) / 1,000.00 = -20.00%

Because the Final Level of the Least Performing Underlying is less than its Initial Level but equal to or greater than its Trigger Level, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return of the Least Performing Underlying × Absolute Return Participation Rate)

= $1,000 + ($1,000 × 20.00% × 100%)

= $1,200.00

Example 3: The Final Level of the Least Performing Underlying is less than its Trigger Level and a Trigger Event occurs.

Underlying	Initial Level	Final Level
NOW	1,000.00	800.00 (80% of its Initial Level)
ILMN	1,000.00	500.00 (50% of its Initial Level)
NVDA	1,000.00	900.00 (90% of its Initial Level)
ISRG	1,000.00	850.00 (85% of its Initial Level)

ILMN is the Least Performing Underlying. Since the Final Level of ILMN is less than its Trigger Level, a Trigger Event occurs.

Because the Initial Level of ILMN is 1,000.00 and the Final Level of ILMN is 500.00, the Reference Return of the Least Performing Underlying is -50.00%, calculated as follows:

(500.00 - 1,000.00) / 1,000.00 = -50.00%

Because the Reference Return of the Least Performing Underlying is less than -38%, the Final Settlement Value would be $500.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying)

= $1,000 + ($1,000 × -50.00%)

= $500.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Least Performing Underlying if a Trigger Event occurs. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

DESCRIPTION OF THE REFERENCE ASSET

Description of NOW

ServiceNow, Inc. provides enterprise information technology (IT) management software. The Company designs, develops, and produces prepackaged computer software, cloud services, and IT service management platform. ServiceNow, Inc. serves customers throughout the United States. The shares of common stock of ServiceNow, Inc. trade and are listed on the New York Stock Exchange under the symbol "NOW."

Information filed by ServiceNow, Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (http://www.sec.gov).

Historical Performance of NOW

The following graph sets forth the historical performance of NOW based on the daily historical closing values from July 2, 2011 through July 2, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of NOW should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of NOW on the Final Valuation Date.

Description of ILMN

Illumina, Inc. provides sequencing and array-based solutions for genetic analysis and genomic analysis. Information filed by Illumina, Inc. with the SEC can be located by reference to its SEC file number: 001-35406, or its CIK Code: 0001110803. Illumina, Inc.'s common stock is listed on the Nasdaq Global Select Market under the ticker symbol "ILMN."

Information filed by Illumina, Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (http://www.sec.gov).

Historical Performance of ILMN

The following graph sets forth the historical performance of the ILMN based on the daily historical closing values from July 2, 2011 through July 2, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the ILMN should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the ILMN on the Final Valuation Date.

Description of NVDA

NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors, and related software. The Company offers products that provides interactive 3D graphics to the mainstream personal computer market. The shares of common stock of NVIDIA Corporation trade and are listed on the NASDAQ under the symbol "NVDA."

Information filed by NVIDIA Corporation with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of NVDA

The following graph sets forth the historical performance of the NVDA based on the daily historical closing values from July 2, 2011 through July 2, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the NVDA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the NVDA on the Final Valuation Date.

Description of ISRG

Intuitive Surgical, Inc. designs, manufactures and markets surgical systems. The company offers endoscopes, endoscopic retractors and dissectors, scissors, scalpels, forceps, needle holders, electrocautery, ultrasonic cutters and accessories during surgical procedures. Its common stock trades on the NASDAQ under the symbol "ISRG." The company's CIK number is 1035267.

Information filed by Intuitive Surgical, Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of ISRG

The following graph sets forth the historical performance of the ISRG based on the daily historical closing values from July 2, 2011 through July 2, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the ISRG should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the ISRG on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.75% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

TABLE OF CONTENTS

HSBC USA Inc.

$

Dual Directional Barrier Notes Linked to the Least Performing of the Common Stock of ServiceNow, Inc., the Common Stock of Illumina, Inc., the Common Stock of NVIDIA Corporation and the Common Stock of Intuitive Surgical, Inc.

July 7, 2021

FREE WRITING PROSPECTUS